     Filed pursuant to Rule 433
Registration Statement No. 333-131266
Relating to Pricing Supplement No. 60
dated May 12, 2006

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Pricing Sheet – May 12, 2006

Bear Market PLUS due June 4, 2007
Mandatorily Exchangeable for an Amount Payable in U.S. Dollars
Based Inversely on the Value of the S&P 500 Index®

Maturity Date	:	June 4, 2007, subject to extension if any index valuation date is postponed due to a market disruption event or otherwise.
Offering Price	:	$1,000 per Bear Market PLUS
Leverage Factor	:	305%
Minimum Payment	:	$0 per Bear Market PLUS
Interest Rate	:	None
Aggregate Principal Amount	:	$224,123,000
Initial Index Value	:	1,302.28
Index Valuation Dates	:	May 29, 2007, May 30, 2007 and May 31, 2007; provided that if there is a market disruption event on any scheduled index valuation date or if any scheduled index valuation date is not otherwise an index business day, such index valuation date will be the immediately succeeding index business day on which no market disruption event shall have occurred. If either of the first two index valuation dates is postponed pursuant to the preceding sentence, each of the following index valuation date(s) will be the index business day(s) next succeeding such postponed index valuation date(s).
Final Index Value	:	The arithmetic average of the closing values of the S&P 500 Index on each of the index valuation dates.
Trade Date	:	May 12, 2006
Settlement Date	:	May 17, 2006
Listing	:	None
CUSIP	:	61748A551
Agent	:	Morgan Stanley & Co. Incorporated
Agent’s Commissions	:	$1.50 per Bear Market PLUS

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by called toll-free 1-866-718-1649.

“Standard & Poor’s®,” “S&P®,” and “S&P 500®” are trademarks of The S&P Stock Market Inc., which we refer to as S&P, and have been licensed for use for certain purposes by Morgan Stanley. The Bear Market PLUS based on the Standard & Poor’s 500 Index® are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the Bear Market PLUS.

Prospectus Supplement for PLUS dated February 21, 2006
Prospectus dated January 25, 2006